UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-219620

CARBO Ceramics Inc.

(Exact name of registrant as specified in its charter)

575 North Dairy Ashford, Suite 300

Houston, Texas 77079
(281) 921-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the CARBO Ceramics Inc. Savings and Profit Sharing Plan

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 136(1)

(11

) The CARBO Ceramics Inc. Savings and Profit Sharing Plan (the “Plan”) no longer offers CARBO Ceramics Inc. common stock, par value $0.01 per share, as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, CARBO Ceramics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 22, 2020	By:	CARBO CERAMICS INC.

			By:	/s/ Ernesto Bautista III
			Name:	Ernesto Bautista III
			Title:	Vice President and Chief Financial Officer